

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 4, 2009

Mr. Charles Y. Tanabe
General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: **Liberty Media Corporation
Preliminary Proxy Materials on Form PreR14A
Filed on August 27, 2009
File No. 1-33982**

**Liberty Entertainment, Inc.
Schedule 13E-3
File No. 005-84978
Filed August 27, 2009**

Dear Mr. Tanabe:

We have reviewed your filings and have the following comments. Please amend the filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please advise us in detail as to what consideration was given to whether Mr. John Malone, Mr. Robert Bennett, DIRECTV, Holdings, DTVG One and DTVG Two are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Question 101.02 and Interpretive Responses 201.01 and 201.05 in the Going Private Transactions section of the Division's Compliance and Disclosure Interpretations. We may have further comment.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by each item of Schedule 13E-3 and its instructions for any filing person added in response to the previous comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).   In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the issuer, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

3. We note the statement on page two, paragraph two that "neither Liberty Media nor LEI takes responsibility for the accuracy of such information." As each of the filing persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.

4. We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Proxy Statement/Prospectus

5. Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. Please move the "Special Factors" section beginning on page 80 so that it appears immediately after the Summary Term Sheet. See Rule 13e-3(e)(1)(ii).

DTV Business Combination, page 22

6. We note your response and additional disclosure to comment three from our letter dated August 17, 2009. Please provide the disclosure requested in prior comment three for each series of the Liberty Entertainment disinterested stockholders. Please also revise the organization charts on pages 25, 26 and 27 to reflect the percentage economic and voting interests of each series of the Liberty Entertainment disinterested stockholders versus the interested stockholders. Disclose any additional consideration or rights to be received by interested Series B Liberty Entertainment stockholders (i.e., Mr. Bennett and Mr. Malone and his affiliates) in each transaction and disclose the value of the additional consideration.

Reasons for Liberty Media… page 30

7. Please state the reasons for undertaking the going private transaction at this particular time as opposed to another time in your operating history. Please also describe LEI's and each other filing person's reasons for the structure of the transaction and for undertaking the transaction at this time. Refer to Item 1013(c) of Regulation M-A.

Fairness Determination of Boards of Directors of Liberty Media and LEI, page 31

8. Please revise to specifically identify how the various fairness determinations were reached in the absence of the procedural safeguard identified in Item 1014(d) of Regulation M-A.

9. Insofar as the Goldman Sachs opinion does not address fairness to the unaffiliated LEI Series B holders, we are uncertain how the opinion can be counted as a procedural factor in support of the board's determination that the transaction is fair. Please advise and revise your disclosure.

10. Likewise, given that the majority of the minority vote does not permit unaffiliated Series B shareholders to block the transaction that results in their surrendering their high-vote shares, advise us how the "MOM Vote" may appropriately be included as a procedural factor supporting the fairness of the transaction to the unaffiliated shareholders. Please advise and revise your disclosure.

11. Please revise to quantify the historical trading premium and the trading price differential.

12. Please discuss that the unaffiliated LEI Series B Holders are the only holders of this series that are not receiving additional compensation for their Series B shares.

Negative Factors, page 33

13. Please revise to discuss in greater detail why the board viewed the negative factors as insufficient to outweigh the factors supportive of fairness, beyond the general statement you include at the conclusion of the introductory paragraph. When you revise, please specifically address, for example, how the board considered the inability of the unaffiliated LEI Series B holders to control the majority of the minority vote when arriving at its fairness determination.

14. In addition, discuss why the board did not ask for Goldman Sachs to provide a separate opinion on the fairness of the consideration to the unaffiliated LEI Series B holders, why the board did not provide for a separate vote by the unaffiliated LEI Series B holders, and why the board did not form a special committee or retain a separate representative to negotiate exclusively for the unaffiliated LEI Series B holders.

Background of the Transactions, page 80

15. We note that alternatives and other potential structures were considered. Please describe any alternatives considered and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Fairness Determination of the Boards page 101

16. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value. See Q&A No. 20 in Exchange Act Release No. 17719.

Plans for LEI After the Spin-Off and the Mergers…, page 116

17. We note from your financial statements that you have net operating loss and other carryforwards. Disclose whether the surviving company will be able to utilize these carryforwards. See Instruction 2 to Item 1013 of Regulation M-A.

Material United States Federal Income Tax Consequences, page 203

18. To the extent that the tax consequences of the transaction differ between affiliated and unaffiliated shareholders, please revise to address this difference, and to clarify whether this was a reason fro entering the transaction in this form and at this time. Please see Item 1013(c) of Regulation M-A.

19. Please revise to describe the federal income tax consequences of the merger to each filing party on the Schedule 13E-3. Refer to Item 1013(d) of Regulation M-A.

* * * * *

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Renee L.Wilm, Esquire
         via facsimile, 212-259-2503